Enrollment in clinical studies for angiogenic gene therapy candidate stopped

Berlin, January 30, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that it has stopped enrollment in its Phase IIB/III clinical studies for Ad5FGF-4, its investigational, non-surgical angiogenic gene therapy product being developed for the treatment of patients with stable exertional angina due to coronary artery disease.

The company's analysis of the interim data of one of the studies has led it to conclude that the studies, as currently designed, will not provide sufficient evidence of efficacy to warrant continued enrollment. The company is instructing investigators to stop patient enrollment. All patients who have already been treated will continue to be evaluated.

Each study is being monitored by an independent Data Safety Monitoring Board (DSMB). No evidence of important safety concerns was found.

Schering AG continues to evaluate and explore the potential of this highly innovative technology.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:
Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng